EXHIBIT 99.1

Management's Discussion and Analysis

The following management's discussion and analysis should be read in conjunction with our consolidated financial statements prepared in accordance with accounting principles generally accepted in Canada, or Canadian GAAP, and the related notes to those financial statements. All dollar amounts in this discussion are in U.S. dollars unless otherwise specified. Unless otherwise indicated, references in this discussion to "we," "our" and "us" are to The Thomson Corporation and its subsidiaries. This management's discussion and analysis contains forward-looking statements. Readers are cautioned that these forward-looking statements are subject to risks and uncertainties, including those identified in the "Risk Factors" section of our annual information form for the year ended December 31, 2004, which is also contained in our annual report on Form 40-F for the year ended December 31, 2004. This management's discussion and analysis is dated as of April 25, 2005.

OVERVIEW

Our Business

We are one of the world's leading information services providers to business and professional customers. We generate revenues by supplying our customers with business-critical information, which we make more valuable by adding expert analysis, insight and commentary, and couple it with software tools and applications that our customers can use to search, compare, synthesize and communicate the information. To further enhance our customers' workflows, we increasingly deliver information and services electronically, integrate our solutions with our customers' own data and tailor the delivery of information to meet specific customer needs. As we integrate critical information with analysis, tools and applications, we place greater focus on the way our customers use our content, rather than simply on selling the content itself.

As a global company that provides services in approximately 130 countries, we are affected by the market dynamics, governmental regulations and business conditions for each market and country in which we operate. Our business continues to evolve in strategically important areas such as online information, software and service offerings in conjunction with changes in our customers' workflows, as well as their increasing desire for information and their increasing technological sophistication.

We organize our operations into four market groups that are structured on the basis of the customers they serve:

  •
  Thomson Legal & Regulatory

  •
  Thomson Learning

  •
  Thomson Financial

  •
  Thomson Scientific & Healthcare

We also report financial results for a corporate and other reporting category, as well as discontinued operations. The corporate and other category principally includes corporate expenses and costs associated with our stock-related compensation.

Effective January 1, 2005, we reorganized certain businesses within our market groups. Within Thomson Learning, the international operations within the Academic Publishing and Reference group were transferred to the Lifelong Learning group. The operations producing textbook and print and electronic materials for information technology instruction (Thomson Course Technology) and textbook and learning materials for the technology, trade healthcare, professional and career education markets (Thomson Delmar Learning) were transferred from the Lifelong Learning group to the Academic Publishing and Reference group. Additionally, as noted in our Annual Information Form, Thomson Legal & Regulatory transferred its Dialog DataStar operations, which provides scientific and intellectual property information, to Thomson Scientific & Healthcare. Thomson Legal & Regulatory retained its Dialog Newsedge operations, which provides business news and information. Results for current and prior periods reflect these organization changes.

2005 Financial Outlook

We continue to expect full-year 2005 revenue growth to be in line with our long-term target of 7% to 9% (excluding the effects of currency translation). We expect that full-year 2005 revenue growth will continue to be driven by growth from existing businesses and supplemented by tactical acquisitions.

Our operating profit margins are expected to expand slightly in 2005, reflecting continued operating improvements, partially offset by higher pension costs and corporate expenses.

We also expect to continue to generate strong free cash flow in 2005.

Seasonality

We typically derive a much greater portion of our operating profit and operating cash flow in the second half of the year as customer buying patterns are concentrated in the second half of the year, particularly in the learning and regulatory markets. Costs are incurred more evenly throughout the year. As a result, our operating margins generally increase as the year progresses, though the seasonality of our overall results between the first and second halves has been reducing over the past several years. For these reasons, it may not be possible to compare the performance of our businesses quarter to consecutive quarter, and our quarterly results should be considered on the basis of results for the whole year or by comparing results in a quarter with the results in the same quarter of the previous year. While we report results quarterly, we view and manage our business from a longer-term perspective.

USE OF NON-GAAP FINANCIAL MEASURES

In addition to our results reported in accordance with Canadian GAAP, we use non-GAAP financial measures as supplemental indicators of our operating performance and financial position. We use these non-GAAP financial measures internally for comparing actual results from one period to another, as well as for future planning purposes. We have historically reported non-GAAP financial results, as we believe their use provides more insight into our performance. The following discussion defines the measures that we use and explains why we believe they are useful measures of our performance, including our ability to generate cash flow:

  •
  Adjusted operating profit.  Adjusted operating profit is defined as operating profit before amortization of identifiable intangible assets. We use this measure for our segments because we do not consider amortization to be a controllable operating cost for purposes of assessing the current performance of our segments. We also use adjusted operating profit margin, which we define as adjusted operating profit as a percentage of revenues.

  •
  Free cash flow.  We evaluate our operating performance based on free cash flow, which we define as net cash provided by operating activities less additions to property and equipment, other investing activities and dividends paid on our preference shares. We use free cash flow as a performance measure because it represents cash available to repay debt, pay common dividends and fund new acquisitions.

  •
  Adjusted earnings and adjusted earnings per common share from continuing operations.  We measure our earnings attributable to common shares and per share amounts to adjust for non-recurring items, discontinued operations and other items affecting comparability, which we refer to as adjusted earnings from continuing operations and adjusted earnings per common share from continuing operations. We use these measures to assist in comparisons from one period to another. Adjusted earnings per common share from continuing operations do not represent actual earnings per share attributable to shareholders. In interim periods, we adjust our reported earnings and earnings per common share to reflect a normalized effective tax rate. Specifically, the normalized effective rate is computed as the estimated full year effective tax rate applied to the consolidated pre-tax income of the interim period. The reported effective tax rate is based on separate annual effective income tax rates for each taxing jurisdiction that are applied to each interim period's pre-tax income. Because the seasonality of our business impacts our geographical mix of profits in interim periods and therefore distorts the reported effective tax rate, we believe that using the expected full year effective tax rate provides a more meaningful comparison among interim periods. The adjustment to normalize the effective tax rate reallocates estimated full year income taxes between interim periods, but has no effect on full year income taxes nor on cash taxes paid.

  •
  Net debt.  We measure our indebtedness including associated hedging instruments (swaps) on our debt less cash and cash equivalents. Given that we hedge some of our debt to reduce risk, we include hedging instruments as a better measure of the total obligation associated with our outstanding debt. We reduce gross indebtedness by cash and cash equivalents on the basis that they could be used to pay down debt.

These and related measures do not have any standardized meaning prescribed by Canadian GAAP and, therefore, are unlikely to be comparable with the calculation of similar measures used by other companies. You should not view these measures as alternatives to operating profit, cash flow from operations, net earnings, total debt or other measures of financial performance calculated in accordance with GAAP. We encourage you to review the reconciliations of these non-GAAP financial measures to the most directly comparable Canadian GAAP measure within this management's discussion and analysis.

We no longer report adjusted EBITDA but we do report depreciation for each of our market groups. See the section entitled "Additional Information" for these depreciation amounts.

RESULTS OF OPERATIONS

The following discussion compares our results for the three months ended March 31, 2005 and 2004 and provides analyses of results from continuing operations and discontinued operations.

Basis of Analysis

Our results from continuing operations include the performance of acquired businesses from the date of their purchase and exclude results from operations classified as discontinued. Results from operations that qualify as discontinued operations have been reclassified to that category for all periods presented. Please see the section entitled "Discontinued Operations" for a discussion of these operations. Segmented results now include the results of all operations in a segment. Previously, segmented results were presented on the basis of ongoing businesses, which excluded disposals. Disposals are businesses sold or held for sale, which did not qualify as discontinued operations. Results for the first quarter of 2004 were reclassified to present disposals within the appropriate market group. In analyzing the results of our operating segments, we measure the performance of existing businesses and the impact of acquired businesses and foreign currency translation.

The following table summarizes our consolidated results for the periods indicated.

	Three months ended March 31,
(millions of U.S. dollars, except per share amounts)	2005	2004	Change

Revenues	1,850	1,682	10%
Operating profit	113	97	16%
Operating profit margin	6.1%	5.8%
Net earnings	73	37	97%
Earnings per share attributable to common shares	$0.11	$0.05	120%

Revenues.    The increase in revenues was primarily attributable to contributions from acquired businesses, but also reflected growth in existing businesses and a favorable impact of foreign currency translation. Excluding the impact of foreign currency translation, revenues grew 9%. Contributions from acquired businesses primarily related to TradeWeb in our financial group, Information Holdings Inc. (IHI) in our scientific and healthcare group and Capstar and KnowledgeNet in our learning group. Growth from existing businesses was primarily exhibited in our legal and regulatory and financial groups.

Operating profit.    Operating profit and related margin growth for the three months ended March 31, 2005 reflected the higher revenues due to contributions from acquired and existing businesses as well as the effect of integration efforts. Included in the results for 2004 were insurance recoveries related to September 11, 2001 of $5 million. Results for the first quarter of 2005 included a benefit from stock appreciation rights which was lower than the 2004 benefit by $7 million and higher pension and other defined benefit plans expense of $3 million compared to the prior year period.

Depreciation and amortization.    For the three months ended March 31, 2005, depreciation increased $4 million, or 3%, compared to the prior year period. This increase reflected recent acquisitions and capital expenditures. Amortization increased $12 million, or 17%, compared to the prior year due to the amortization of newly acquired identifiable intangible assets.

Net interest expense and other financing costs.    For the three months ended March 31, 2005, our net interest expense and other financing costs decreased 11% compared to the prior year. This decrease in net interest expense and other financing costs primarily reflected lower interest rates on outstanding debt in the first quarter of 2005 compared with the prior year period resulting from the debt redemptions and issuances in the fourth quarter of 2004.

Income taxes.    Income tax benefits for the three months ended March 31, 2005 and 2004 reflected the mix of taxing jurisdictions in which pre-tax profits and losses were recognized. Because the seasonality in our businesses impacts our geographic mix of pre-tax profits and losses in interim periods and, therefore, distorts our reported tax rate, our interim effective tax rate for the first quarter is not indicative of our estimated effective tax rate for the full year.

Earnings attributable to common shares and earnings per common share.    Earnings attributable to common shares were $72 million in the first quarter of 2005 compared to $36 million in the prior year period. Earnings per common share were $0.11 in 2005 compared to $0.05 in 2004. The increases in reported earnings and earnings per common share were largely the result of higher operating profit, lower net interest expense and release of tax liabilities related to discontinued operations.

The following table presents a summary of our earnings and our earnings per common share from continuing operations for the periods indicated, after adjusting for items affecting comparability in both periods.

	Three months ended March 31,
(millions of U.S. dollars, except per common share amounts)	2005	2004

Earnings attributable to common shares	72	36
Adjustments for one-time items:
Net other income	(1)	—
Interim period effective tax rate normalization	(16)	(17)
Discontinued operations	(4)	4

Adjusted earnings from continuing operations attributable to common shares	51	23

Adjusted earnings per common share from continuing operations	$0.08	$0.04

On a comparable basis, our adjusted earnings from continuing operations in the first quarter increased, largely as a result of higher operating profit stemming from higher revenues. These results also reflected a benefit from lower net interest expense, offset by higher pension and other benefit plans expense and a lower benefit associated with our stock appreciation rights.

Operating Results by Business Segment

See the "Reconciliations" section for a reconciliation of the non-GAAP financial measures to the most directly comparable Canadian GAAP measures.

Thomson Legal & Regulatory

	Three months ended March 31,
(millions of U.S. dollars)	2005	2004	Change

Revenues	786	743	6%
Adjusted operating profit	181	165	10%
Adjusted operating profit margin	23.0%	22.2%

In the three months ended March 31, 2005, revenues for Thomson Legal & Regulatory increased 6%. Excluding the impact of foreign currency translation, revenues increased 5%. The increase was primarily driven by higher revenues from existing businesses, but also reflected contributions from newly acquired businesses. Within our existing businesses, Westlaw, Checkpoint, FindLaw and our international online services all exhibited strong performance. This revenue growth was offset, in part, by the expected decline in revenue from print and CD products as customers continued to migrate towards our online solutions.

In the first quarter of 2005, North American Westlaw revenue experienced growth in all of its major market segments: law firm, government, corporate and academic. This growth was driven by new sales and higher subscription retention. Within our North American tax and accounting group, our Checkpoint online service revenue increased due to higher subscription levels. FindLaw revenue increased as a result of new sales performance, as well as the impact of recent acquisitions. Outside of North America, Westlaw revenues increased particularly in Europe and the Asia-Pacific region.

The growth in adjusted operating profit in the first quarter of 2005, as well as the corresponding margin, resulted from the revenue growth described above.

Thomson Learning

	Three months ended March 31,
(millions of U.S. dollars)	2005	2004	Change

Revenues	383	351	9%
Adjusted operating profit	(50)	(54)	7%
Adjusted operating profit margin	n/m	n/m

nm = Not meaningful.

Thomson Learning's first quarter results are not indicative of its anticipated performance for the full year due to the seasonal nature of the higher education businesses in which most of the revenues and profits are realized in the second half of the year.

In the three months ended March 31, 2005, revenues increased 9%. Excluding the impact of foreign currency translation, the increase was 8%. This increase resulted from the impact of acquired businesses, primarily Capstar and KnowledgeNet. Revenues from existing businesses were consistent with that of the prior year.

In the Academic group, higher sales of new textbook editions and custom products resulted in increased revenues within our domestic higher education businesses. In addition, higher electronic product sales resulted in increased revenues in the library reference business.

Revenues for our Lifelong Learning group increased primarily due to the impact of acquired businesses, as well as growth in our English language training business and in the professional testing market. These increases were partially offset by the loss of revenues from a significant government testing contract in the United Kingdom that ended in September 2004 and lower revenues from the IT testing market.

The improvement in the adjusted operating loss in the first quarter of 2005 largely reflected the increased revenues described above.

Thomson Financial

	Three months ended March 31,
(millions of U.S. dollars)	2005	2004	Change

Revenues	458	391	17%
Adjusted operating profit	65	55	18%
Adjusted operating profit margin	14.2%	14.1%

In the three months ended March 31, 2005, revenues for Thomson Financial increased 17%. Excluding the impact of foreign currency translation, revenues increased 16%. This increase was primarily due to the impact of acquired businesses, including TradeWeb and CCBN, but also reflected growth from existing businesses. Revenues from existing businesses increased as a result of new sales and higher transaction revenues. Thomson ONE workstations increased 47% for the rolling twelve-month period, and 9% since the beginning of 2005, due to user migration from legacy products and new client wins. While revenues from existing businesses increased in the United States and Asia, European revenues were consistent with that of the prior year as growth was tempered by less favorable market conditions.

Adjusted operating profit increased due to the increase in revenues. Included in adjusted operating profit for the first quarter of 2004 was an insurance recovery related to September 11, 2001 of $5 million. Excluding this insurance recovery, the adjusted operating margin increased primarily as a result of lower depreciation, as a percentage of revenues, due to lower capital spending.

Thomson Scientific & Healthcare

	Three months ended March 31,
(millions of U.S. dollars)	2005	2004	Change

Revenues	228	202	13%
Adjusted operating profit	28	18	56%
Adjusted operating profit margin	12.3%	8.9%

Revenues in the three months ended March 31, 2005 for Thomson Scientific & Healthcare increased 13% compared to the prior year period. Excluding the impact of foreign currency translation, revenues increased 12%. This increase was attributable to revenues from acquired companies, primarily IHI, which we acquired in November 2004. Despite increases in volume, reported revenues from existing businesses declined slightly due to the unfavorable effect of changes in foreign currency exchange rates on transactions involving U.S. dollar revenues within the group's European businesses. Revenues from existing businesses also declined due to the timing of medical education and custom project revenues in our healthcare business. This was partially offset by increased customer spending for healthcare decision support products, as well as higher subscription revenues for ISI Web of Science and Web of Knowledge, and the Micromedex electronic product portfolio.

The increases in adjusted operating profit and the corresponding margin compared to the prior year reflected the higher revenues and effective integration efforts.

Corporate and Other

Corporate and other expenses were $29 million in the first quarter of 2005, an increase of $12 million over the prior year period. The increase was primarily due to a lower benefit associated with stock appreciation rights, higher expenses for pensions and other defined benefit plans, and severance and other charges associated with the outsourcing and reorganization of certain functions within our human resource department. Results in the first quarter of 2005 reflected a benefit associated with stock appreciation rights of $1 million compared to $8 million in the prior year period.

Discontinued Operations

The following three businesses, which were sold in 2004, were classified as discontinued operations. None of these businesses was considered fundamental to the integrated information offerings of Thomson.

In November 2004, we sold the Thomson Media group, a provider of largely print-based information products focused on the banking, financial services and related technology markets for gross proceeds of $350 million.

In the second quarter of 2004, we sold Sheshunoff Information Services Inc., a provider of critical data, compliance and management tools to financial institutions, which had been managed within Thomson Media. Based on the status of negotiations at March 31, 2004, we recorded a pre-tax impairment charge of $6 million relating to identifiable intangible assets in the first quarter of 2004.

In February 2004, we sold DBM, a provider of human resource solutions, which had been managed within Thomson Learning. We recorded a post-tax loss of $4 million in the first quarter of 2004 on this sale.

In the first quarter of 2005, discontinued operations consisted of adjustments to tax liabilities previously established for Thomson Newspapers, which we sold in 2000 and 2001. The liabilities were released in conjunction with the expiration of certain tax audit periods.

For more information on these discontinued operations, see Note 5 to our consolidated financial statements.

LIQUIDITY AND CAPITAL RESOURCES

Financial Position

At March 31, 2005, our total assets were $19,179 million, which represented a 2% decrease from the total of $19,643 million at December 31, 2004. This decrease was primarily due to the impact of foreign currency translation and the effect of depreciation and amortization.

Our total assets by market group as of March 31, 2005 and December 31, 2004 were as follows:

	As at March 31, 2005		As at December 31, 2004

(millions of U.S. dollars)	Total assets	Percentage of total assets	Total assets	Percentage of total assets

Thomson Legal & Regulatory	7,241	38%	7,316	37%
Thomson Learning	5,311	28%	5,549	28%
Thomson Financial	3,454	18%	3,518	18%
Thomson Scientific & Healthcare	1,779	9%	1,794	9%
Corporate and other	1,394	7%	1,466	8%

Total assets	19,179	100%	19,643	100%

The following table presents comparative information related to net debt, which we define as total debt, after accounting for swap arrangements, less cash and cash equivalents; shareholders' equity and the ratio of net debt to shareholders' equity:

(millions of U.S. dollars)	As at March 31, 2005	As at December 31, 2004

Short-term indebtedness	196	7
Current portion of long-term debt	219	295
Long-term debt	3,979	4,013

Total debt	4,394	4,315
Swaps	(199)	(192)

Total debt after swaps	4,195	4,123
Less: cash and cash equivalents	(327)	(405)

Net debt	3,868	3,718

Shareholders' equity	9,851	9,962

Net debt/equity ratio	0.39:1	0.37:1

The following table shows the changes in our shareholders' equity for the three months ended March 31, 2005:

(millions of U.S. dollars)

Balance at December 31, 2004	9,962
Earnings attributable to common shares for the quarter ended March 31, 2005	72
Additions to contributed surplus related to stock compensation expense	6
Other common shares issuances	4
Common share dividend payments	(122)
Change in cumulative translation adjustment	(71)

Balance at March 31, 2005	9,851

The following table sets forth the ratings that we have received from rating agencies in respect of our outstanding securities.

	Moody's	Standard & Poor's	Dominion Bond Rating Service

Long-term debt	A3	A-	A (low)
Commercial paper	—	—	R-1 (low)
Trend/Outlook	Stable	Stable	Stable

The maturity dates for our long-term debt are well balanced with no significant concentration in any one year. You should be aware that a rating is not a recommendation to buy, sell or hold securities and may be subject to revision, suspension or withdrawal at any time by the assigning rating organization. We cannot assure you that our credit ratings will not be lowered in the future or that rating agencies will not issue adverse commentaries regarding our securities.

At March 31, 2005, the carrying amounts of our total current liabilities exceeded the carrying amounts of our total current assets because current liabilities include deferred revenue. Deferred revenue does not represent a cash obligation, however, but rather an obligation to perform services or deliver products in the future. The costs to fulfill these obligations are included in our operating costs.

Cash Flow

Our principal sources of liquidity are cash provided by our operations, borrowings under our revolving bank credit facilities and our commercial paper program and the issuance of public debt. Our principal uses of cash have been to finance working capital and debt servicing costs, repay debt, and finance dividend payments, capital expenditures and acquisitions. As noted in the section entitled "Subsequent Events," we will also be using our cash to repurchase outstanding common shares in open market transactions.

Operating activities.    Cash provided by our operating activities in the three months ended March 31, 2005 was $263 million compared to $290 million for the comparable prior year period. The decrease primarily reflected higher net tax payments and the unfavorable timing of accounts receivable collections and payments for normal operating expenses.

Investing activities.    Cash used in our investing activities in the first quarter of 2005 was $293 million compared to $224 million for the prior year period. The increased use of cash was attributable to tax payments of $105 million associated with our sale of Thomson Media. This was partially offset by a decrease in spending on acquisitions. Additionally, results for the prior year period reflect the proceeds from our sale of DBM.

Capital expenditures in the first quarter of 2005 declined slightly to $114 million from $117 million in the prior year period. Capital expenditures declined to 6.2% of revenues in the first quarter of 2005 compared to 7.0% in the prior year period due to timing and management initiatives to improve the efficiency of our capital spending.

Financing activities.    Cash used in our financing activities was $45 million for the three months ended March 31, 2005, compared to $200 million for the prior year period. The decreased use of cash largely reflected the timing of borrowings under our commercial paper program. Additionally, in the first quarter of 2005, we used $125 million to repay our floating rate notes, which matured in March.

The following table sets forth our common share dividend activity.

	Three months ended March 31,

(millions of U.S. dollars)	2005	2004

Dividends declared	125	121
Dividends reinvested	(3)	(3)

Dividends paid	122	118

In April 2005, our board of directors announced an increase in our common share dividends. Please see the section entitled "Subsequent Events" for more information.

Free cash flow.    The following table sets forth a calculation of our free cash flow for the three months ended March 31, 2005 and 2004.

	Three months ended March 31,

(millions of U.S. dollars)	2005	2004

Net cash provided by operating activities	263	290
Additions to property and equipment	(114)	(118)
Other investing activities	(5)	(14)
Dividends paid on preference shares	(1)	(1)

Free cash flow	143	157

Our free cash flow for the first quarter of 2005 decreased as higher net tax payments and the unfavorable timing of accounts receivable collections and payments for normal operating expenses more than offset the effect of increased profits.

Credit facilities and commercial paper program.    As of March 31, 2005, we maintained revolving unsecured credit facilities of $1.6 billion and a commercial paper program authorized to issue up to Cdn$1 billion. Borrowings under our commercial paper program reduce the amount available to us under our credit facilities. At March 31, 2005, our credit lines and related activity were as follows:

(millions of U.S. dollars)
Type	Credit Lines	Amount Drawn	Commercial Paper Outstanding	Lines Available

Multi-year	1,600	(80)	(179)	1,341
364-day	—	—	—	—

Total	1,600	(80)	(179)	1,341

In March 2005, we extended the multi-year facility maturities to March 2010, increased the aggregate amount of these facilities to $1.6 billion and terminated the 364-day facilities. Our facilities are structured such that, if our long-term debt rating was downgraded by Moody's or Standard & Poor's, our facility fee and borrowing costs under our existing multi-year credit facilities may increase, although availability would be unaffected. Conversely, an upgrade in our ratings may reduce our facility fees and borrowing costs.

For the foreseeable future, we believe that cash from our operations and available credit facilities are sufficient to fund our future cash dividends, debt service, projected capital expenditures and acquisitions that we pursue in the normal course of business, as well as share repurchases.

Contingencies

Income taxes.    We maintain a liability for contingencies associated with known issues under discussion with tax authorities and transactions yet to be settled and we regularly assess the adequacy of this liability. We record liabilities for known tax contingencies when, in the judgment of management, it is probable that a liability has been incurred. We reverse contingencies to income in the period when management assesses that they are no longer required or when they become no longer required as a result of statute or resolution through the normal tax audit process. Our contingency reserves principally comprise possible issues for the years 2001 to 2004. We anticipate that these reserves will either result in a cash payment or will be reversed to income between 2005 and 2009. In particular, the outcome of audits currently underway may result in the release of a significant part of our liability for tax contingencies in the second quarter of 2005, which would have a significant impact on our effective tax rate.

RELATED PARTY TRANSACTIONS

As at April 25, 2005, Kenneth R. Thomson, through Woodbridge and its affiliates, controlled approximately 68% of our common shares. Mr. Thomson is a member of our board of directors.

In the normal course of business, a Woodbridge-owned company rents office space from one of our subsidiaries. Additionally, a number of our subsidiaries charge a Woodbridge-owned company fees for various administrative services. In 2004, the total amounts charged to Woodbridge for these rentals and services were approximately $3 million. Additionally, in 2004 we paid one of our directors, Mr. J.A. Tory, $80,000 for advisory services in connection with our long-term tax and capital strategies.

The employees of Jane's Information Group, a business we sold to Woodbridge in April 2001, continue to participate in our United States and United Kingdom pension plans as well as the defined contribution plan in the United States. For the pension plans, the liability associated with the active employees of Jane's as of the date of sale was assumed by Woodbridge as part of its purchase. Jane's makes proportional contributions to these pension plans as required, and makes matching contributions in accordance with the provisions of the defined contribution plan.

In February 2005, we entered into a contract with Hewitt Associates Inc. to outsource certain human resources administrative functions in order to improve operating and cost efficiencies. Under the terms of the contract, we expect to pay Hewitt an aggregate of $115 million over five years. Mr. Denning, one of our directors and chairman of our Human Resources Committee, is also a director of Hewitt. Mr. Denning did not participate in negotiations related to the contract and refrained from deliberating and voting on the matter by the Human Resources Committee and the board of directors.

In 2004, we renewed our agreement with Woodbridge that reduces the cost of our directors' and officers' insurance coverage. Under the terms of the agreement, we maintain standard directors' and officers' insurance for any amount up to $90 million with a third party insurance company. Woodbridge indemnifies this insurer for all liability in excess of $15 million but less than $90 million. For its agreement to indemnify the insurer, we pay Woodbridge an annual premium of $750,000, which is less than the premium that we would have paid for commercial insurance.

SUBSEQUENT EVENTS

Normal Course Issuer Bid

On April 25, 2005, our board of directors approved the filing of a notice to commence a normal course issuer bid. Pursuant to this filing, we may acquire up to 15 million of our common shares in open market transactions on the Toronto Stock Exchange or the New York Stock Exchange. As of April 25, 2005, we had 655,370,202 common shares issued and outstanding. Purchases may commence on May 5, 2005 and would terminate no later than May 4, 2006. Decisions regarding the timing of repurchases would be based on market conditions, share price and other factors. We may elect to suspend or discontinue the program at any time and may also seek renewal of the program. Shares repurchased under the program will be cancelled.

Dividend Increase

Additionally, on April 25, 2005, our board of directors authorized an increase in our common share dividend of $0.04 per share, on an annualized basis, to $0.80 per share.

CRITICAL ACCOUNTING POLICIES

Please refer to the "Critical Accounting Policies" section of the "Management's Discussion and Analysis" in our most recent Annual Information Form, which is contained in our annual report on Form 40-F for the year ended December 31, 2004, for information on accounting policies that we consider critical in preparing our consolidated financial statements. Since the date of that Form 40-F, there have not been any significant changes to these policies, nor have there been any new accounting policies that we would consider critical. The preparation of our financial statements requires management to make judgments, estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the reporting period. Our estimates are based on historical experience and on various other assumptions that are believed to be reasonable under the circumstances. The result of our ongoing evaluation of these estimates forms the basis for making judgments about the carrying values of assets and liabilities and the reported amounts of revenues and expenses that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions. Our critical accounting policies are those that we believe are the most important in portraying our financial condition and results, and require the most subjective judgment and estimates on the part of management.

NEW ACCOUNTING STANDARDS

Accounting Guideline AcG-15, Consolidation of Variable Interest Entities.    Effective January 1, 2005, we adopted AcG-15, which requires the consolidation of certain entities that are subject to control on a basis other than the ownership of voting interest. This Guideline provides guidance for determining when an enterprise includes the assets, liabilities and results of operations of a variable interest entity in its consolidated financial statements. The adoption of this Guideline had no effect on our consolidated financial statements.

RECENTLY ISSUED ACCOUNTING STANDARDS

The Accounting Standards Board of the Canadian Institute of Chartered Accountants (CICA), have recently issued the following accounting standards that are applicable to our activities in future periods.

Financial Instruments and Comprehensive Income

In January 2005, the CICA approved the issuance of Handbook Section 1530, Comprehensive Income; Handbook Section 3855, Financial Instruments — Recognition and Measurement; and Handbook Section 3865, Hedges. The new Handbook Sections are effective for interim and annual financial statements relating to fiscal years beginning after October 1, 2006. Consequently, the mandatory effective date for us is January 1, 2007.

These new Handbook Sections provide comprehensive requirements for the recognition and measurement of financial instruments, as well as standards on when and how hedge accounting may be applied. Handbook Section 1530 also introduces a new component of equity referred to as comprehensive income. Under these new standards, all financial instruments are to be included on a company's balance sheet (including derivatives) and are to be initially measured either at fair market value or, in limited circumstances, at cost or amortized cost. Additionally, companies will be required to disclose comprehensive income, which includes, in addition to net income, other comprehensive income primarily consisting of unrealized gains and losses that bypass the traditional earnings statement and are recorded directly into shareholders' equity. The components of other comprehensive income consist of unrealized gains and losses related to the translation of foreign currency financial statements, certain deferred gains and losses from hedging activity, and unrealized gains and losses on certain investment securities.

For the most part, the new standards harmonize Canadian GAAP with standards previously issued by the U.S. Financial Accounting Standards Board. While we are in the process of assessing the impact of these standards, we do not expect that their adoption will have a material impact on our consolidated statement of earnings and retained earnings.

ADDITIONAL INFORMATION

Depreciation by Segment

        The following table details depreciation expense by segment for the three months ended March 31, 2005 and 2004.

	Three months ended March 31,

(millions of U.S. dollars)	2005	2004

Legal & Regulatory	48	47
Learning	37	38
Financial	46	43
Scientific & Healthcare	10	8
Corporate and Other	3	4

Total	144	140

Disclosure Controls and Procedures

Our Chief Executive Officer and Chief Financial Officer, after evaluating the effectiveness of our disclosure controls and procedures (as defined in applicable U.S. and Canadian securities law) as of the end of the period covered by this management's discussion and analysis, have concluded that our disclosure controls and procedures are effective to ensure that all information required to be disclosed by our company in reports that it files or furnishes under the U.S. Securities Exchange Act and applicable Canadian securities law is (i) recorded, processed, summarized and reported within the time periods specified in the rules and forms of the U.S. Securities and Exchange Commission and Canadian securities regulatory authorities and (ii) accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, to allow timely decisions regarding disclosure.

Changes in Internal Controls over Financial Reporting

There was no change in our company's internal control over financial reporting that occurred during our last fiscal quarter that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Share Capital

As of April 25, 2005, we had outstanding 655,370,202 common shares and 6,000,000 Series II preference shares.

Public Securities Filings

You may access other information about our company, including our annual information form and our other disclosure documents, reports, statements or other information that we file with the Canadian securities regulatory authorities through SEDAR at www.sedar.com and in the United States with the SEC through EDGAR at www.sec.gov.

Forward-Looking Statements

Certain information in this management's discussion and analysis, particularly under the heading "2005 Financial Outlook," are forward-looking statements that are not historical facts but reflect our current expectations regarding future results. These forward-looking statements are subject to a number of risks and uncertainties that could cause actual results or events to differ materially from current expectations. Some of the factors that could cause actual results or events to differ materially from current expectations are: actions of our competitors; failure of our significant investments in technology to increase our revenues or decrease our operating costs; failure to fully derive anticipated benefits from our acquisitions; failure to develop additional products and services to meet our customers' needs, attract new customers or expand into new geographic markets; failures or disruptions of our electronic delivery systems or the Internet; failure to meet the special challenges involved in expansion of our operations outside North America; failure to recruit and retain high quality management and key employees; consolidation of our customers; increased self-sufficiency of our customers; increased accessibility to free or relatively inexpensive information sources; failure to maintain the availability of information obtained through licensing arrangements and changes in the terms of our licensing arrangements; changes in the general economy; inadequate protection of our intellectual property rights; an increase in our effective income tax rate; and impairment of goodwill and identifiable intangible assets. Additional factors are discussed in our materials filed with the securities regulatory authorities in Canada and the United States from time to time, including our annual information form, which is contained in our annual report on Form 40-F. We disclaim any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

QUARTERLY INFORMATION

The following table provides summary financial information for our eight most recent quarters.

	Quarter ended March 31		Quarter ended June 30		Quarter ended September 30		Quarter ended December 31
(millions of U.S. dollars, except per common share amounts)
	2005	2004	2004	2003	2004	2003	2004	2003

Revenues	1,850	1,682	1,866	1,713	2,223	2,044	2,327	2,131
Operating profit	113	97	257	207	492	440	495	481
Earnings from continuing operations	69	41	180	101	328	295	314	398
Discontinued operations, net of tax	4	(4)	12	14	16	12	124	(2)

Net earnings	73	37	192	115	344	307	438	396
Dividends declared on preference shares	(1)	(1)	(1)	(2)	—	(1)	(1)	(1)
Net gain on redemption of Series V preference shares	—	—	—	(3)	—	—	—	—

Earnings attributable to common shares	72	36	191	110	344	306	437	395

Basic and fully diluted earnings (loss) per common share
From continuing operations	$0.10	$0.06	$0.27	$0.15	$0.50	$0.45	$0.48	$0.61
From discontinued operations	0.01	(0.01)	0.02	0.02	0.02	0.02	0.19	(0.01)

	$0.11	$0.05	$0.29	$0.17	$0.52	$0.47	$0.67	$0.60

RECONCILIATIONS

RECONCILIATION OF ADJUSTED OPERATING PROFIT TO OPERATING PROFIT

(millions of U.S. dollars)

For the Three Months Ended March 31, 2005

	Legal & Regulatory	Learning	Financial	Scientific & Healthcare	Corporate and Other	Total

Adjusted operating profit	181	(50)	65	28	(29)	195
Less: Amortization	(27)	(17)	(22)	(16)	—	(82)

Operating profit	154	(67)	43	12	(29)	113

For the Three Months Ended March 31, 2004

	Legal & Regulatory	Learning	Financial	Scientific & Healthcare	Corporate and Other	Total

Adjusted operating profit	165	(54)	55	18	(17)	167
Less: Amortization	(26)	(18)	(17)	(9)	—	(70)

Operating profit	139	(72)	38	9	(17)	97

RECONCILIATION OF ADJUSTED OPERATING PROFIT MARGIN TO OPERATING PROFIT MARGIN
(as a percentage of revenue)

For the Three Months Ended March 31, 2005

	Legal & Regulatory		Learning		Financial		Scientific & Healthcare		Total

Adjusted operating profit	23.0%		(13.1%	)	14.2%		12.3%		10.5%
Less: Amortization	(3.4%	)	(4.4%	)	(4.8%	)	(7.0%	)	(4.4%	)

Operating profit	19.6%		(17.5%	)	9.4%		5.3%		6.1%

For the Three Months Ended March 31, 2005

	Legal & Regulatory		Learning		Financial		Scientific & Healthcare		Total

Adjusted operating profit	22.2%		(15.4%	)	14.1%		8.9%		9.9%
Less: Amortization	(3.5%	)	(5.1%	)	(4.4%	)	(4.4%	)	(4.1%	)

Operating profit	18.7%		(20.5%	)	9.7%		4.5%		5.8%